BRASKEM S.A.
                           CNPJ No. 42.150.391/0001-70
                              NIRE No. 29300006939
                                 PUBLIC COMPANY

                          EXTRAORDINARY GENERAL MEETING

                              NOTICE OF CONVOCATION


The shareholders of BRASKEM S.A. ("Company") are invited to an Extraordinary General Meeting to be held at the Company's headquarters, at Rua Eteno, No. 1,561, Petrochemical Hub, Municipality of Camacari, State of Bahia, on January 15, 2004, at 2:30 p.m., to deliberate concerning the following agenda:

1. to amend section 2, clause 6 of the Company's bylaws to permit the conversion of class "A" preferred shares into common shares, by approval of the majority of the Company's voting capital stock;

2. to authorize the conversion of up to 121,948,261 class "A" preferred shares into common shares, by approval of the majority of the Company's voting capital stock, in the proportion of 1 class "A" preferred share to 1 common share;

3. to approve and ratify the appointment and hiring, carried out by the Company's officers, of the specialized company in charge of drafting the valuation report regarding the shareholders' equity of Trikem S.A. ("Trikem") and of the Company;

4. to analyze, discuss and approve the Protocol and Justification for the merger of Trikem into the Company;

5. to analyze, discuss and approve the documents related to the merger of Trikem into the Company;

6. to approve the merger of Trikem into the Company, resulting in the increase of its capital and the issuance of new shares;

7. to approve the amendment of Art. 4 of the Company's bylaws in connection with the increase of its capital.

                          Sao Paulo, December 09, 2003.


                           Pedro Augusto Ribeiro Novis
                       Chairman of the Board of Directors